Exhibit 99.1

Futu Announces Pricing of Offering of 9,500,000 American Depositary Shares

HONG KONG, August 19, 2020—Futu Holdings Limited (“Futu” or the “Company”) (NASDAQ: FUTU), a leading one-stop financial technology platform in China, today announced the pricing of the offering of 9,500,000 American depositary shares (the “ADSs”), each representing eight Class A ordinary shares of the Company (the “ADS Offering”), at a price of US$33.00 per ADS. The Company will grant the underwriters in the ADS Offering a 30-day option to purchase up to an additional 1,425,000 ADSs.

Goldman Sachs (Asia) L.L.C., Credit Suisse Securities (USA) LLC, UBS Securities LLC and Haitong International Securities Company Limited are acting as joint bookrunners for the ADS Offering.

The ADSs are offered under the Company’s shelf registration statement on Form F-3 (the “Form F-3”) which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on August 17, 2020. The ADS Offering is being made only by means of a prospectus supplement and an accompanying prospectus included in the Form F-3. The Form F-3 and the prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus may be obtained from (1) Goldman Sachs & Co., 200 West Street, New York, NY 10282, Attention: Prospectus Department, by telephone at +1-866-471-2526, or by e-mail at prospectus-ny@gs.com; (2) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, or by telephone at +1-800-221-1037, or by email at newyork.prospectus@credit-suisse.com; (3) UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY, 10019, United States of America, or by telephone at +1-888-827-7275; and (4) Haitong International Securities Company Limited, Attention: Equity Capital Markets, 22/F Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong, by telephone +852-2848-4373.

The Company plans to use the net proceeds from the ADS Offering mainly for its margin financing business and general corporate purposes.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the ADSs, and there can be no assurance that the offering will be completed.

About Futu Holdings Limited

Futu Holdings Limited (NASDAQ: FUTU) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage and wealth management platform. The Company primarily serves the emerging affluent Chinese population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides brokerage services through its proprietary digital platform, Futu NiuNiu, a highly integrated application accessible through any mobile device, tablet or desktop, as well as wealth management services through its Futu Money Plus wealth management platform, which offers over 60 fund products from over 25 leading fund houses around the world. The Company’s primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options, futures and exchange-traded funds, or ETFs, across different markets. Futu enhances the user and client experience with market data and news, research, as well as powerful analytical tools, providing them with a data rich foundation to optimize the investing decision-making process. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Futu’s control. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu’s goal and strategies; Futu’s expansion plans; Futu’s future business development, financial condition and results of operations; Futu’s expectations regarding demand for, and market acceptance of, its products and services; Futu’s expectations regarding keeping and strengthening its relationships with third-party partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Investor Relations

Futu Holdings Limited

ir@futuholdings.com